UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. May 20, 2015.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held a conference call today to discuss the first quarter 2015 results, which were published on May 19, 2015. The following items were discussed by executive management as part of the conference call:

Earnings for this period reached US$72 million; lower than the amounts seen during the same period in 2014. Revenues for the quarter totaled just over US$388 million, down approximately 27% when compared to the first quarter of 2014 mainly because of delays of shipments in the fertilizer business lines and lower prices in iodine. EBITDA margins for the first quarter were very high, reaching 45.7%, compared to EBITDA margins of 35.6% seen during the same period of 2014.

Potassium Nitrate:

Revenues were significantly lower compared to the first quarter of last year. Revenues were impacted by considerably lower volumes, which were caused by shipment delays to Brazil. About 30,000 tons were not delivered during the first quarter, but should be recovered during the second quarter of this year. Prices were up when compared to the fourth quarter of 2014 because demand is strong and there was less supply from other players. Going forward, we expect market demand in the potassium nitrate business to grow at above 5% this year, and we expect prices to remain stable.

Potassium Chloride:

Revenues decreased compared to the first quarter of 2014 impacted by important lower sales volumes, which were down approximately 48%. As mentioned in the press release, these volumes decreased as a result of delays that should be recuperated in coming quarters. Although we anticipate some recovery of sales volumes in subsequent quarters, volumes for the year will be between 5-10% less than sales volumes seen in 2014. We expect our average prices in the business lines to be similar to prices seen in 2014. Potassium chloride contracts in China closed at US$10 more than last year, but the premium between China and the Brazilian market has decreased, in the past this premium was close to US$40-50, but now is closer to US$30 or less.

We generally sell large volumes of potassium to Brazil during the beginning of the year. We were facing some production problems, as a result of the rain in the North of Chile in March, our production was delayed briefly. Additionally, we did a special maintenance on our dryers in the granulated plant. Our port was closed at the end of March for a few days, adding to delays during the first quarter. We hope to recover production at the end of the year, but we will not reach our originally anticipated volumes.

Iodine:

Revenue reported for the first quarter was in line with expectations given our current strategy; lower average prices have helped stimulate demand, and this, along with a more aggressive volume strategy have aided in higher sales volumes during the first quarter. Prices, which were down 30% compared to the first quarter of last year, were anticipated, and are also in line with this strategy. Going forward, we expect iodine volumes in 2015 to exceed volumes seen during 2014 by around 5%.

Lithium:

Revenue for the first quarter of 2015 compared to the first quarter of 2014 was down around 7%. Volumes in the lithium business were down approximately 8% when compared to the first quarter last year. Demand was strong, and some new projects have been delayed creating the sensation of a tight market. Average prices in the business line were up about 10% compared to the fourth quarter last year. Volumes for the next three quarters will be higher than volumes seen during the first quarter and therefore, our volumes should be slightly higher this year compared to last year.

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Industrial Chemicals:

Revenue was down compared to the first quarter of 2014 approximately 28%. Volumes were down 20% compared to the first quarter of 2014, and were up about 34% compared to the fourth quarter 2014. Going forward, we see very positive signs in the solar salt business, and expect to recognize some sales anticipated for 2016 in 2015, boosting volumes this year. This shift should bring sales volume expectations for 2015 to over 75,000 metric tons, an increase of over 50,000 metric tons when compared to last year. We have closed contracts for projects in Chile and South Africa for 2016 and 2017.

We are now seeing the results of our cost savings efforts from the last 6 quarters. We have also seen lower energy costs and a better US dollar versus peso exchange rate. We expect to see around US$40 million in savings this year as result of the items just mentioned and increased efficiencies and product mix.

CapEx is planned for US$170- 180 million this year, of which US$5 million will be related to exploration.

We hope to generate free cash flow this year. We don’t have any special dividend payment plans, and we hope to propose new projects in the future.

I would like to reiterate that on April 24, our shareholders elected a new Board of Directors. The Board members have been working diligently over the past month to understand the challenges and opportunities that the company faces. I am confident that their expertise in various fields, including corporate governance, will be invaluable in supporting and guiding SQM in the future.

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About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien. 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

María José Velozo / maria.jose.velozo@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: May 20, 2015

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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